Via Facsimile and U.S. Mail
Mail Stop 6010

	December 1, 2005


Harry Masuda
Chief Executive Officer
Human BioSystems
1127 Harker Avenue
Palo Alto, CA 94301

Re:	Human BioSystems
       	Registration Statement on Form SB-2,
      Filed October 13, 2005, amended November 22, 2005
Registration No. 333-128991

Dear Mr. Masua:
      This is to advise you that we have undertaken a limited review of the above referenced registration statement and have the following comments.

We and our Chief Executive Officer are the subject of SEC and Justice
Department proceedings for securities fraud.

1. We note our prior comment 1 and your response. You should expand the disclosure to explain why you believe, "the issues involved in this matter were resolved over two years ago to the full satisfaction of all investors." Disclose how much was repaid and to whom.

2. Please explain why you believe the deferred prosecution agreement between the government and Mr. Masuda should lead to a dismissal of all charges against him. Absent a well-founded and factually supported belief that this will happen, you should delete this prediction.

Liquidity and Capital Resources

3. We note our prior Comment 4 and your response and reissue the comment. As to the Ben David transaction, please state how many shares Mr. Ben David sold or transferred.


*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Michael Reedich at (202) 551-3612 or to me at
(202) 551-3710.

								Sincerely,



								Jeffrey Riedler
								Assistant Director


cc:	Cathryn Gawne
	Silicon Valley Law Group
	25 Metro Drive, Suite 600
	San Jose, CA 95110




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